Via Facsimile and U.S. Mail
Mail Stop 6010


August 22, 2005
Mr. Donald J. Zuk
President and Chief Executive Officer
SCPIE Holdings Inc.
1888 Century Park East
Los Angeles, CA   90067


Re:	SCPIE Holdings Inc.
	Form 10-K for fiscal year ended
	December 31, 2004
	Filed March 16, 2005
	File No. 001-12449

Dear Mr. Zuk:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Loss and Loss Adjustment Expense (LAE) Reserves, page 11
1. Please explain to us why you limited your reconciliation to gross in these tables to the reserves only and did not include your deficiencies/redundancies on a gross basis.

2. It appears that management significantly revised its estimate of loss reserves recorded in prior years. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure related to the reasons for these changes in estimate. For each line of business, provide the following disclosures:

* Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
* Quantify the effects of all changes discussed such as the favorable experience related to core business discussed in the fourth paragraph from the end of this section on page 14.
* Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 21

Loss and Loss Adjustment Expense Reserves, page 32
3. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that any materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure in MD&A related to these uncertainties for each of your lines of business.

* Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves in the table included on page 32.
* Include a more detailed discussion of your reserving process in your discussion within the business section beginning on page 11. Such discussion should provide a more robust discussion of the key drivers that affect the amounts of these reserves.
* If you develop a range of losses related to these reserves, please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* If you do not develop a range of losses, please provide additional sensitivity analysis related to these reserves. We note your disclosure on page 14 of the impact a change in "pure loss costs trend" would have related to your core business. In addition to this disclosure, provide some discussion of the "non-core" reserves given the significant impact that changes in these reserves have had on recent operations. Please note that the mathematical calculation included in the last paragraph of this section on page 32 does not provide sufficient insight into the true sensitivity of these reserves to the actual key assumptions.

Contractual Commitments, page 40

4. We note that you did not include your losses and loss adjustment expense reserves in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves.

Other Operations, page 38

5. Please explain to us why you recognized such a significant amount of "Net realized investment gains" for the 2002 fiscal year.
Include
why you did not appear to address this significant gain in your discussion of operations.


Note 1. Nature of Operations and Significant Accounting Policies, page 55

Investments, page 55

6. It appears that you include mortgage and asset backed securities as available for sale. Please clarify for us what your accounting policy is related to these types of investments.

Note 4.  Reinsurance, page 60

7. In your discussion of the amount of premiums ceded as part of the
Rosemont transaction, you disclose the premiums ceded under that agreement. Please clarify for us how the amounts disclosed in that discussion reconcile to the amounts disclosed in the table at the top of page 61 given that they appear to exceed "Ceded" premiums as disclosed in that table for certain periods.

      Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information within ten business days. Detailed cover letters greatly facilitate our review.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Donald J. Zuk
SCPIE Holdings Inc.
August 22, 2005
Page 1